SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from        to

Commission File number:

A.                                    Full title of the plan and address of the plan, if different from that of the issuer named below:

KLX Inc. Employee Stock Purchase Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KLX Inc.

1300 Corporate Center Way

Wellington, FL  33414

KLX INC. EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee, Audit Committee and the Participants of the

KLX Inc. Employee Stock Purchase Plan
Wellington, Florida

We have audited the accompanying statement of net assets available for benefits of KLX Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the period ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Boca Raton, Florida
June 28, 2016

KLX INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015

ASSETS — Cash and cash equivalents	$801,795

LIABILITIES — Stock subscribed	(797,550)

NET ASSETS AVAILABLE FOR BENEFITS	$4,245

See notes to financial statements.

KLX INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of period	$10,995

ADDITIONS TO NET ASSETS ATTRIBUTED TO — Participant payroll deductions	1,529,082

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO — Purchase of KLX Inc. common stock	(1,535,832)

NET ASSETS AVAILABLE FOR BENEFITS — End of period	$4,245

See notes to financial statements.

KLX INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan — On January 1, 2015, KLX Inc. (the “Company”) adopted the KLX Inc. Employee Stock Purchase Plan (the “Plan”).  The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for complete information.

The Company is the Plan sponsor.  All active employees (participants) with a minimum of 90 days service, who complete a minimum of 20 hours of service per week, and whose customary employment is for five months or more per calendar year, are eligible to participate.  Under the Plan, participants may choose to contribute from 2% to 15% (in 1% increments) of their total gross pay. Contributions to the Plan are not considered eligible until compensation is paid to the participants.

Common stock of the Company is purchased twice each year in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31. The purchase price is equal to 85% of the fair value on the last day of each option period. Participants are allocated a pro rata share of stock consistent with the balance of the participant’s account. The stock is then issued by the Plan transfer agent, Computershare, directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the end of the option period, produces a dollar amount of $12,500 or less.

Stock Subscribed — The Plan issues the stock to participants subsequent to the end of each option period but dated the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of December 31, 2015. The Company stock is valued at 85% of its closing quoted market price.

Stock purchased by the Plan for distribution to the participants for the year ended December 31, 2015 was 50,156 shares. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

Termination Benefits and Vesting — Upon termination of employment with the Company, a participant’s participation in the Plan will cease immediately and the balance of the participant’s withholding account will be returned, without interest. Upon a participant’s death, depending on the option elected by the participant, his or her beneficiary will receive any amounts in the participant’s withholding account in cash or all contributions will be used to acquire stock at the end of the option period.

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan’s cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation. The carrying amounts of cash and cash equivalents (which are classified as Level 1 assets) represent their fair values due to their short-term nature.

Income Tax — The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Plan until each semiannual purchase date when the cash is used to sell shares to the employees.

Administrative Expenses — Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan’s financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time. The Plan administrator believes that this would not have a materially adverse impact on the Plan.

2.         PLAN TERMINATION

The Plan will automatically terminate on December 31, 2024. The Plan may be earlier suspended or terminated by the Board of Directors.  In the event of Plan termination, any unused contributions will be returned to the participants.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLX INC.
Employee Stock Purchase Plan

Date: June 28, 2016	By:	/s/ Michael F. Senft
	Name:	Michael F. Senft
	Title:	Vice President, Chief Financial Officer and
Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm